Flexible Solutions Intl Inc.
Common Shares
33938T104
July 11, 2002


CUSIP 33938T104
1. Sprott Asset Management Inc.
   Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J2
   Canada

2. n/a

3.

4. Ontario, Canada

5. 1,398,219

6. 16,949

7. 1,398,219

8. 16,949

9. 820

10. n/a

11. .06%

12. BD


Item 1
(a) Flexible Solutions Intl Inc.
(b) 2614 Queenswood Drive
    Victoria, BC
    V8N 1X5
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 3450, South Tower
    Royal Bank Plaza
    P.O. Box 63
    Toronto, Ontario  M5J 2J2
    Canada
(c) Canadian
(d) Common Shares
(e) 33938T104

Item 3
n/a

Item 4
(a) 820
(b) .06%
(c) (i) 1,398,219
    (ii) 16,949
    (iii) 1,398,219
    (iv)  16,949

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
July 22, 2002
Neal Nenadovic
Chief Financial Officer